EXHIBIT 99.1

Press Release Dated July 18, 2012,

Suncor Energy releases 2012 Report on Sustainability

News Release

FOR IMMEDIATE RELEASE

Suncor Energy releases 2012 Report on Sustainability

Calgary, Alberta (July 18, 2012) — Suncor Energy announced today the release of its 2012 Report on Sustainability – a comprehensive review of the company’s environment, social and economic performance for the year. The report, themed “Perspectives: Creating our energy future together,” outlines the issues and trends we face as a company and in our industry, as well as what we’re doing and where we’re headed.

“At Suncor, we’ve always seen this report as more than just a corporate document; our hope is that it can also stimulate constructive dialogue on the challenges associated with energy development,” said Steve Williams, president and CEO. “The genius of sustainable development is that it forces everyone to consider energy challenges and opportunities from multiple perspectives.”

The report outlines Suncor’s four environmental performance goals and updates the company’s progress on achieving them.

Suncor’s Goals:

•                  Reduce fresh water consumption by 12% by 2015

•                  Increase reclamation of disturbed land area by 100% by 2015

•                  Improve energy efficiency by 10% by 2015

•                  Reduce air emissions by 10% by 2015

All of the proposed reductions are absolute, except for energy efficiency which is intensity-based. The base year for the planned improvements is 2007.

Highlights from the 2012 report include:

•                  Progress in reducing fresh water demand at our oil sands mining operations: Suncor’s gross fresh water withdrawal from the Athabasca River has declined by 50% since 2004.* Water withdrawal is below 1998 levels, even though bitumen production has nearly tripled.

•                  Improvements in how Suncor manages tailings: Suncor is targeting a 100% increase in land area reclaimed by 2015.**

•                  Momentum on reducing greenhouse gas (GHG) emissions: Suncor’s climate change action plan has contributed to a 53% decrease in GHG emissions intensity at our oil sands operation from 1990 levels.*

•                  Steady investment in communities in which we operate: Suncor and the Suncor Energy Foundation (SEF) launched a bold new approach to investing in communities in 2011. Since 1998, Suncor and the SEF have invested $130 million in communities where we live and work.

Suncor Energy 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

•                  Significant contribution to the economy: Suncor spent $10.9 billion*** on goods and services in 2011, with vendors in all 10 Canadian provinces as well as the Northwest Territories and Yukon.

Suncor created the 2012 Report on Sustainability using the Global Reporting Initiative (GRI) GR3 guidelines to the GRI A+ reporting level – an internationally recognized standard in sustainability reporting. As in previous years, Suncor enlisted the guidance of Ceres, a network of investors, labour, environmentalists and other public interest groups in developing the report.

The web-based report, which includes articles, photos, data tables, charts and graphs, as well as a summary PDF document and a video featuring Suncor stakeholders, partners and employees, is now available at www.suncor.com/sustainability. Readers are encouraged to submit feedback on the report by visiting the website or emailing info@suncor.com. A printed magazine-style 2012 Summary Report on Sustainability will be mailed to stakeholders in late July.

* As at December 31, 2011

**Reclaimed lands have not been certified as such by government regulators.  For further details on what we mean by reclaimed, please see below.

*** Excludes spend on goods and services in Libya and Syria

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “guidance”, “anticipated”, “estimated”, “plans”, “scheduled”, “belief”, “projects”, “could”, “outlook”, “target”, “objective”, and similar expressions. Forward-looking statements in this news release include references to Suncor’s environmental goals, including reducing fresh water consumption, increasing reclamation, improving energy efficiency and reducing air emissions.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated April 30, 2012, Annual Information Form/Form 40-F dated March 1, 2012, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Reclamation at Suncor is a carefully monitored process with two distinct components: (i) transformation of the area, including tailings ponds, into a solid material that can support vegetation, wildlife and landscape restoration, which includes landform design and oil placement; and (ii) re-vegetation in a way that the reclaimed landscape can support vegetation and wildlife as a self-sustaining ecosystem. When Suncor claims that it has reclaimed land or plans to reclaim land, the reclaimed land will have met or is intended to meet the two distinct components identified in this paragraph.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the

Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Media inquiries:
403-296-4000
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com